UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Avelo Orders up to 100 Embraer E195‑E2s to Modernize Fleet, Reduce Cost, and Fuel Growth

•	Firm order for 50 E195‑E2s with purchase rights for 50 additional aircraft
•	US$4.4 billion - firm order list price value
•	Short‑field enhanced takeoff capability expands access to constrained airports and longer‑range destinations

Washington D.C., United States of America – September 10, 2025 – Avelo Airlines has placed a firm order for 50 Embraer (NYSE: ERJ; B3: EMBR3) E195‑E2 aircraft, with purchase rights for 50 more, supporting the airline’s strategy to deliver affordable and convenient travel across the United States. Aircraft deliveries are expected to begin in the first half of 2027. The list-price value of the order is US$4.4 billion, excluding purchase rights.

Avelo will be the first U.S. carrier to operate Embraer’s largest and most advanced commercial aircraft, making this a significant milestone for Embraer’s flagship E2 program. The E195‑E2s will modernize Avelo’s fleet, complementing its Boeing 737NGs for the foreseeable future while improving cost efficiency and network reach.

The E2’s excellent short-field performance, enabled by E2TS (Embraer Enhanced Takeoff System), Embraer’s first of its kind proprietary technology, is a key capability that will open new markets for Avelo and drive efficiency in many of Avelo’s existing airports. This, along with the aircraft’s range, fuel efficiency, and small noise footprint establish it as the ideal aircraft to expand Avelo’s network.

Avelo Airlines Founder and CEO Andrew Levy said, “We are thrilled to partner with Embraer and bring this best-in-class small narrowbody airplane to the United States marketplace. Our customers will love the E2’s comfortable 2x2 seating, in-seat power ports, large overhead bins, and quiet cabin. The aircraft’s exceptional performance, size, and efficiency make it the perfect choice for the future growth of our scheduled service network. The airline industry in the United States is evolving, and the E2 fits perfectly with our vision for Avelo’s unique role in that evolution.”

“The E195‑E2 is a game‑changer for airlines that want to grow profitably while elevating the guest experience,” said Arjan Meijer, President and CEO, Embraer Commercial Aviation. “Avelo complements its narrowbody fleet with the best-in-class E195-E2. Its exceptional fuel efficiency, quiet operations, and short‑field capability will unlock new markets and optimize capacity across its network - all with a cabin that passengers truly love.”

Images: https://embraer.imagerelay.com/sb/867ac3f4-6f17-4e12-8526-5109df009853/avelo

About Avelo Airlines

Avelo Airlines’ purpose is to Inspire Travel by saving travelers time and money. The airline offers Customers safe, convenient travel, everyday low fares, and a caring travel experience. Avelo stands out as the leading U.S. airline in on-time performance and reliability. Since taking flight on April 28, 2021, Avelo has flown nearly eight million Customers on more than 62,000 flights on its fleet of 22 Boeing Next Generation 737 aircraft. Today Avelo serves 47 cities spanning 18 states and Puerto Rico, as well as three international destinations: Jamaica, Mexico, and the Dominican Republic. For more information visit AveloAir.com or the Avelo Newsroom at AveloAir.com/Newsroom.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations